One **Investment**, Two **Opportunities** Billions in **Potential**

We're solving the biggest problems in spinal deformity surgeries with robotics and a proprietary microbe-eradicating metal alloy. These are true blue ocean technologies where the only competition is the status quo. This is a unique opportunity to join us as a ground-floor investor as we begin to scale.



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Offering Statement Form C

$50.45
Price Per Share

$1,009
Min. Investment

PROBLEM

Spinal Deformity Surgery is a Labor Intensive & Manual Procedure



Correcting spinal deformities can be a brutal surgical procedure for both the patient and the surgeons. The process of implanting pedicle screws and then affixing rods to correct spinal deformities is physically intensive and imprecise. Up to 15% of patients wind up with an infection from the procedure too.

SOLUTION

We Make Spinal Deformity Surgery More Precise

Our system combines state-of-the-art implants, our proprietary Guardinium™ Alloy, and our synchronized team of mini robots to make spinal deformity more predictable and easier.

State-of-the-art Implants + Permanently antimicrobial instruments + Spine manipulating robot = Vast surgical advancement

Our Robotics Give Surgeons an Extra Set of Hands

Our synchronized team of mini-robots attaches to each screw to automate spinal straightening during the procedure. The result is less physical force is needed to complete the surgery, the **surgery is more precise**, and it can be done by just one surgeon instead of a team.[1]



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Guardinium™ Alloy Eradicates Microbes

We've developed a **breakthrough metal alloy that naturally kills bacteria and viruses.**[2]

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TRACTION

Thousands of Implants Already Helping Patients

Our solution is already in demand. With **seven FDA-approved products and three patents filed**, we're revenue positive with thousands of implants already helping patients. Your investment can help us scale to meet our growing demand.

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MARKET POTENTIAL

A Combined **$10B+ Market Opportunity**

We can grow into multiple billion-dollar markets. Spinal surgery is a $9B market on its own. Hospital acquired infections cost the US economy over $45B annually.[3]




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EXPANSION OPPORTUNITY

We Can Use **Guardinium™** Across Many Surgical Verticals

Our growth potential goes well beyond spinal deformity surgeries. **Guardinium™ can be used in *almost any* surgical instrument.**

ROADMAP

Our Roadmap

Our founders have proven they know how to grow shareholder value. We've increased shareholder value 15X. This is our roadmap to accelerating our growth and your opportunity to join us while it's still early.

- Add a marketing department and start advertising our solutions
- Grow the inventory of our FDA-approved products
- Expand R&D and present at major surgical conferences to increase adoption



2023
Launch Guardinium™

2025
Phase I:
Launch hybrid manual-robotic unit

2027
Phase II:
Launch a fully robotic unit

52+ Years of Expertise

Our founders combine 52+ years of experience in spinal implants and instruments with companies like K2M, Medtronic, Sofamor Danek, and NuVasive. Lukas Eisermann has been awarded 28 patents, ran 5 IDE studies, and led two startups in this space. For over 20 years, Mr. Foti has held various senior level executive positions in the medical device industry with a focused passion for leading his teams to generate massive top-line revenue growth.



Stephen Foti, CEO



Lukas Eisermann, President

FAQ

Reg CF *Public* Company FAQs - INVESTMENT LOGISTICS:

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JOIN THE DISCUSSION

Contact:
invest@teslake.com
888-262-2817

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[1]McAfee, et al “Robot for Ligament Tensioning and Assessment of Spinal Stability.” Global Spine Journal. Vol 12(2S) 53S-58S. 2022.
[2]https://www.smithsonianmag.com/science-nature/copper-virus-kill-180974655/
[3]https://www.beckershospitalreview.com/quality/how-hais-lead-to-direct-indirect-and-unintended-hospital-costs.html